[Security Benefit Life Insurance Company Letterhead]

March 23, 2012

Via EDGAR and E-Mail

Alison White
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Security Benefit Life Insurance Company
SBL Variable Annuity Account XIV
Post-Effective Amendment No. 20 to the
Registration Statement on Form N-4
File Nos. 333-41180 and 811-10011

Dear Ms. White:

On February 16, 2012, Security Benefit Life Insurance Company (the “Company”) and SBL Variable Annuity Account XIV  (the “Separate Account”) filed the above-referenced post-effective amendment pursuant to Rule 485(a) under the Securities Act of 1933 in order to add a waiver of the withdrawal charge provision and to close certain contract riders (the “Amendment”).  On behalf of the Company and the Separate Account, we are responding to comments on the Amendment that the Staff of the Securities and Exchange Commission (the “Commission”) provided by telephone to Elisabeth Bentzinger on March 6, 2012.

The following paragraphs provide the Company’s response to each comment raised by the Staff.  For the Staff’s convenience, each of the Staff’s comments is set forth in full below, and then the response follows.  We have enclosed draft pages marked to indicate the changes that we propose to make in response to the Staff’s comments.

1.	Comment: Please explain why the May 1st prospectus is describing July 1st changes.

Response:  The Company is introducing product changes that depend on, among other things, state approval, systems modifications, and administrative and distribution training, which may not all be ready by May 1st.  In addition, the Company would like to provide contract owners with advance notice of the upcoming changes.

2.
Comment:  Please prominently disclose that the withdrawal charge waiver is not optional, and that contract owners will be assessed the 0.25% charge whether or not they comply with the terms of the waiver or exercise it.

Alison White
U.S. Securities and Exchange Commission
March 23, 2012

Response: The Company has revised the prospectuses to indicate that the withdrawal charge waiver is not optional, and that the Company will assess a fee in connection therewith even for those contract owners who have not exercised the waiver.

3.
Comment:  For clarity, please consider removing the interest rate column in the optional rider expense tables, and instead separately list each rider that has multiple interest rates (e.g., for the Guaranteed Growth Death Benefit Rider, provide a separate row for 3% Guaranteed Growth Death Benefit Rider, 5% Guaranteed Growth Death Benefit Rider, 6% Guaranteed Growth Death Benefit Rider, and 7% Guaranteed Growth Death Benefit Rider).

Response: The Company has revised the optional rider expense tables in the prospectuses to remove the interest rate column and to separately list each rider relating to more than one interest rate.

4.	Comment: Please confirm that the Legal Proceedings and Federal Tax Matters sections of each prospectus are up-to-date for the next post-effective amendment.

Response:  The Company will ensure that the Legal Proceedings and Federal Tax Matters sections of each prospectus are up-to-date in the next post-effective amendment to be filed pursuant to Rule 485(b) on or before May 1, 2012.

5.
Comment:  In Part C, it is noted that Exhibit 4(d) - Withdrawal Charge Waiver Endorsement - is incorporated by reference to the exhibits filed with Registration Statement No. 333-138540 (filed April 15, 2011).  When researched, this exhibit does not appear in that registration statement.

Response:  The endorsement referred to in Exhibit 4(d) of the Amendment was incorrectly titled.  The correct name of the endorsement is Nursing Home Endorsement (Form 6052 (10-10)), and this endorsement was filed with Registration Statement No. 333-138540 on April 15, 2011.  The Company has revised the Part C exhibit list accordingly.

6.	Comment: In Item 32 of the Undertakings in Part C, please replace “Depositor” in Undertaking (d) with “Security Benefit Life Insurance Company.”

Response: The Company has replaced “Depositor” with “Security Benefit Life Insurance Company” in Undertaking (d) of Item 32.

Alison White
U.S. Securities and Exchange Commission
March 23, 2012

7.	Comment: Please provide Tandy representations with regard to the filing.

Response: The Company acknowledges that, with respect to the above-referenced filing:

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•	the Company, on behalf of the Separate Account, is responsible for the adequacy and accuracy of the disclosure in the filing; and

•
the Company, on behalf of the Separate Account, may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

Please do not hesitate to call Elisabeth M. Bentzinger at 202.383.0717 with any questions or comments concerning this response.  We greatly appreciate the Staff’s efforts in assisting the Company with the Amendment.

Sincerely,

/s/ Chris Swickard

Chris Swickard
Associate General Counsel

cc:           Elisabeth M. Bentzinger
Sutherland Asbill & Brennan

Enclosure